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                                                                    SCHEDULE II

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                                  CREDIT SUISSE FIRST BOSTON CORPORATION
                                  650 California Street     Telephone 415 249
                                  8866
                                  San Francisco, CA 94108


November 19, 2001

Board of Directors
eMachines, Inc.
14350 Myford Road
Irvine, CA 92606

Members of the Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.0000125 per share ("Company Common Stock"), of eMachines, Inc. (the "Company"), other than Mr. Lap Shun Hui, Korea Data Systems (USA), Inc. ("KDS USA"), EM Holdings, Inc. (the "Acquiror") and their respective affiliates, of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 19, 2001 (the "Merger Agreement"), by and among the Acquiror, Empire Acquisition Corp., a wholly-owned subsidiary of the Acquiror ("Merger Sub") and the Company. The Merger Agreement provides, among other things, (i) that Merger Sub will make, and that the Acquiror will cause Merger Sub to make a tender offer (the "Offer") to purchase shares of Company Common Stock at a purchase price of $1.06 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement, and (ii) for the merger (the "Merger") of Merger Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock not owned, directly or indirectly, by the Acquiror, the Company or by stockholders who properly exercise dissenters' rights will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us as of the date hereof and upon the

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financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof. Our opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. In the past, we and our affiliates have provided certain investment banking and financial services to the Company for which we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to such holders, other than Mr. Lap Shun Hui, KDS USA, the Acquiror and their respective affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION